WaveDancer, Inc. 12015 Lee Jackson Highway Suite 210 Fairfax, Virginia 22033 August 9, 2022

VIA EDGAR CORRESPONDENCE

Jeff N. Kauten

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	WaveDancer, Inc.
Amendment No. 2 to Form S-1
Filed: August 8, 2022
File No.: 333-266096

Acceleration Request

Requested Date:	August 9, 2022
Requested Time:	5:00 P.M. Eastern Time

Dear Mr. Kauten:

Pursuant to Rule 461, WaveDancer, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Amendment No. 2 to Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Mark J. Wishner, who is an attorney with the Company’s outside legal counsel, Greenberg Traurig, LLP, to orally modify or withdraw this request for acceleration.

Sincerely,

WaveDancer, Inc.

By:	/s/ G. James Benoit, Jr.
Name:	G. James Benoit, Jr.
Title:	Chief Executive Officer